

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 24, 2015

Anabelle L. Chua
Chief Financial Officer
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

**Re:    Philippine Long Distance Telephone Company**
**Form 20-F for Fiscal Year Ended December 31, 2014**
**Filed March 26, 2015**
**File No. 1-03006**

Dear Ms. Chua:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

10. Investments in Associates, Joint Ventures and Deposits, page 324

Investments in Associates, page 325

1.  We note that your PLDT Beneficial Trust Fund owns 100% interest in MediaQuest.  We also note that through MediaQuest you *will* also own 64% economic interest in Cignal TV, 40% economic interest in Satventures, and 60% economic interest in Hastings.  It appears based on your disclosure on pages 325 and 326 that you account for your ownership interest in MediaQuest (i.e. ownership in Cignal TV, Satventures, and Hastings) as an equity investment.  In this regard, referring to your basis in accounting literature, please explain to us your accounting for the PDRs issued by MediaQuest.  Tell us what percentage of economic interest you directly or indirectly *currently* own in

Cignal TV, Satventures, and Hastings.  Tell us who currently controls Cignal TV, Satventures, Hastings, and MediaQuest and the factors you considered in evaluating who controls these entities.  Tell us how you considered the involvement of any related parties in determining your accounting treatment.

2. We note on page 326 you state that the carrying value of your "investment in MediaQuest amounted to Php 9,575 million and Php 9,522 million as at December 31, 2014 and 2013, respectively."  We also note on page 413 you state that your pension plan assets own 100% of MediaQuest with a fair value, which are equal to the carrying value of Php 6,008 million and Php 5,373 million as of December 31, 2014 and 2013, respectively.  Please explain why your equity investment is worth more value than the fair value of 100% ownership in MediaQuest.  Tell us how you considered and evaluated impairment with regards to your investment in MediaQuest.  Refer to your basis in accounting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French, Accounting Branch Chief, at 202-551-3828 or me at (202) 551-3810 with any questions.


Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications